Exhibit 99.1

STRICTLY PRIVATE & CONFIDENTIAL

Amaya Inc.

7600 TransCanada Hwy

Pointe-Claire, Quebec

H9R 1C8

November 14, 2016

Attention: Divyesh Gadhia, Chairman of the Board of Directors

Re: Offer to Acquire Amaya Inc.

Dear Sirs:

I am pleased to submit this offer (the “Offer”) on behalf of an entity to be formed (“Bidco”) to acquire 100% of the common shares outstanding of Amaya Inc. (“Amaya” or the “Company”) for CAD$24 per share on the terms set forth herein (the “Transaction”). This Offer sets forth the principal terms upon which Bidco is prepared to proceed promptly and in good faith to negotiate and execute an Arrangement Agreement (the “Definitive Agreement”) with respect to the Transaction.

The Offer is not, and the Definitive Agreement will not be subject to any due diligence or financing conditions and we expect that the Definitive Agreement will contain limited representations and warranties given Bidco’s familiarity with the Amaya business. As further described in this letter, Bidco has financing commitments in place representing 100% of the funds required to complete the Transaction and is prepared to provide a US$200.0 million deposit into escrow upon execution of the Definitive Agreement, which amount could be used by Amaya to fund certain deferred payment obligations described below.

Background and Rationale for Transaction

•	Minimizing Market Challenges. As the online gaming industry continues to mature, I believe that it is in the best interests of Amaya to be positioned as a private company. The burden of reporting company disclosure obligations, combined with the short term and volatile nature of the capital markets, impedes Amaya’s ability to pursue its growth strategy. While Amaya incurs the substantial costs and scrutiny associated with being a reporting company, it obtains no benefit from being public. Given the current challenges facing the online gaming industry, the changing regulatory landscape and the risks associated therewith, and the specific regulatory and litigation uncertainties facing Amaya, the “public markets variable” should be removed – and quickly – in the least disruptive manner possible, if the Company is going to have the flexibility necessary to execute its strategy. I believe that this letter sets forth the only framework to accomplish this in a manner that is fair to all shareholders and that rewards them with immediate, compelling value for their shares on an expedited timeline.

•	Shareholder Support / Significant Position. As you know, I am the Company’s largest shareholder, holding approximately 17% of the Company’s outstanding common shares (“Common Shares”). I intend to roll a significant portion of my Common Shares into Bidco as part of the Transaction.

•	Compelling Value. The Transaction delivers immediate compelling value to shareholders of CAD$24 per Common Share, which represents a premium of 30.9% to the closing share price as of November 11, 2016 of CAD$18.34 and a premium of 60.1% to the closing price of January 29, 2016, the trading price immediately prior to Amaya confirming its receipt of my non-binding indication to purchase 100% of the Common Shares for CAD$21.00 per Common Share. The value of the Transaction should be particularly compelling to Amaya’s shareholders given that no other viable alternatives were identified during the nine-month strategic review process that was recently completed by Amaya and its advisors.

1 | Page

•	Fully-Financed. The Offer is not subject to any financing condition. I have delivered financing commitment letters from Bidco equity investors (the “Sponsors”) in the aggregate amount of USD $3.65 billion.

•	No Change of Control Under the Credit Facilities. Bidco’s structure will not result in any person or group, which in either case is not a permitted holder under Amaya’s first and second lien credit facilities, acquiring beneficial ownership of more than the greater of (i) 35% of Amaya’s voting stock entitled to vote in the election of directors and (ii) the percentage of ordinary voting power for the election of Amaya’s board of directors beneficially owned by David Baazov together with other permitted holders under Amaya’s first and second lien credit facilities. Bidco’s legal counsel, has reviewed Bidco’s structure and believes there will be no Event of Default upon the completion of the Transaction as it relates to the first and second lien credit facilities of Amaya.

•	Expediency. Because of my familiarity with Amaya, I am in a position to negotiate a Definitive Agreement that need only contain limited representations and warranties, on an expedited basis, thereby reducing any distraction to management. I expect to be able to settle the terms of the Definitive Agreement quickly.

Consideration

Amaya common shareholders will receive CAD$24 in cash per Common Share. Holders of Amaya convertible preferred shares (“Preferred Shares”) will receive cash consideration per Preferred Share equal to the amount they would be entitled to upon (a) conversion of a Preferred Share into Common Shares following a “fundamental change” (as described in the Preferred Share terms), and (b) a subsequent sale of such Common Shares for CAD$24 per Common Share. Holders of options and warrants will be entitled to receive the “in-the-money” amount, if any, for such securities.

Transaction Financing

The foregoing translates into a total transaction value (including transaction costs) of US$6.7 billion (the “Purchase Price”) as set forth in Appendix “A” to this letter. Bidco’s equity requirement for the Purchase Price totals US$4.1 billion, which will be funded through the Sponsors for a total of US$3.65 billion and David Baazov’s roll of common shares worth US$437 million. Furthermore, Bidco is prepared to provide a US$200.0 million deposit (the “Deposit”) into escrow upon execution of the Definitive Agreement.

In the event Amaya’s US$400.0 million deferred payment (the “Deferred Payment”) obligation to the previous owners of Oldford Group Limited becomes due (the “Deferred Payment Date”) prior to the closing of the Transaction, Bidco will cause the Deposit to be released from escrow five days prior to the Deferred Payment Date and converted into a one-year 8% interest bearing subordinated debt obligation to fund the Deferred Payment, such amount to be convertible into equity following the closing of the Transaction in accordance with the terms set forth in Appendix “B” to this letter.

Process, Due Diligence and Timing

Bidco will require only the approval of David Baazov to enter into a Definitive Agreement. We have completed all necessary due diligence and would like to engage to negotiate the Definitive Agreement as soon as possible. We anticipate being able to negotiate the Definitive Agreement and publicly announce the Transaction within five business days.

Definitive Agreement

Key Conditions:

•	the approval of Amaya’s common shareholders in accordance with applicable corporate laws and securities laws;

•	the approval of the court (which will consider, among other things, the fairness and reasonableness of the Transaction to Amaya’s stakeholders);

•	the receipt of certain key limited regulatory approvals;

2 | Page

•	there being no change to Amaya’s credit facilities;

•	there being no adverse litigation or other legal restraints which would prevent the consummation of the Transaction;

•	no material adverse change having occurred; and

•	dissent rights in favour of Amaya’s shareholders and the right to be paid fair value (as determined by a court) for their respective Amaya shares.

Fiduciary Out and Deal Protection.

•	Fiduciary Out and Right to Match. As is customary for Canadian M&A transactions, the Definitive Agreement will include provisions prohibiting the Board or Amaya from soliciting alternative transaction proposals. However, if a third party makes a transaction proposal to Amaya’s Board on an unsolicited basis, Amaya’s Board will have the right to determine whether such proposal is a superior proposal, in which case Bidco will have a right to match such proposal, failing which Amaya will be entitled to withdraw from the Transaction upon the return of the Deposit and the payment of a break fee equal to US$100 million.

•	Reverse Break Fee. In the unlikely event that Bidco fails to close the transaction when all other conditions precedent have been satisfied (including if a breach of Bidco’s representation, warranties and covenants are the cause of such failure to close), then Bidco will pay Amaya a reverse termination fee of US$100 million (which can be paid from the Deposit ).

•	Expense Reimbursement Fee. Consistent with market practice, in the event Amaya breaches its representations, warranties and covenants under the Definitive Agreement, Bidco will be entitled to withdraw from the Transaction and have its reasonable fees and expenses reimbursed.

Good Faith Representation

This offer sets forth the basic terms and conditions of the Transaction, but does not contain all matters upon which agreement must be reached in order for the parties to enter into a Definitive Agreement and consummate the Transaction. The parties will negotiate and finalize the Definitive Agreement and any other documentation necessary in connection with the Transaction promptly. To the extent that any material issue is not addressed herein, the parties intend to promptly and in good faith resolve the same. By signing this offer, each party acknowledges and agrees that no party shall be bound by, or have any liability with respect to, any Definitive Agreement or any term of this offer until a Definitive Agreement has been approved and executed by each of the parties thereto.

Advisors

Any questions regarding the Offer should be directed to only to Daniel Daviau, Michael Kogan or Stewart Busbridge of Canacord Genuity Group Inc. or to Jon Feldman of Goodmans LLP or such other person as Canacord Genuity Group Inc. or Goodmans LLP may designate in writing to Amaya.

3 | Page

I look forward to working with you, the Board and your advisors to come to a successful consummation of this Transaction.

Very truly yours,

“David Baazov”

David Baazov

Acknowledged, Agreed to and Accepted this             day of November, 2016:

AMAYA INC.

Per:
Name:
Title:

4 | Page

APPENDIX “A”

SOURCES & USES

Sources and Uses - USD Millions[1]
Uses
Purchase of Common Shares and Derivatives[2]	2,644
Purchase of Convertible Preferreds[3]	1,149
Assumption of 1st and 2nd Lien Credit Facilities	2,550
Working Capital and Transaction Costs	393

Total	6,736
Sources
Equity Sponsors	3,650
Assumed 1st and 2nd Lien Credit Facilities	2,550
Common Shares Rolled Over by David Baazov	437
Cash-on-Hand[4]	99

Total	6,736

1.	Based on a USD:CAD FX rate of 1.35
2.	Includes funding for cashless exercise of derivatives
3.	Includes Fundamental Change Shares
4.	Consists of cash-on-hand as at September 30, 2016

5 | Page

APPENDIX “B”

Subordinated Unsecured Debt Facility

November 14, 2016

Bidco is pleased to confirm that it is prepared to offer a loan facility in the amount of US$200,000,000 to Amaya Inc. on the terms and conditions summarized below:

Borrower:	Amaya Inc. (the “Borrower”)

Lender:	Bidco (the “Lender”)

Facility:	Loan facility to be made available to the Borrower in a maximum amount equal to US$200,000,000 (the “Facility”).

Use of Proceeds	Facility will be used to fund payment of the Borrower’s US$400,000,000 deferred payment obligation (the “Deferred Payment”) to the previous owners of Oldford Group Limited if it becomes due prior to closing of the Transaction.

Maturity Date:	One year from the date of funding the Facility (the “Maturity Date”).

Funding	Facility will be funded in escrow within ten days of signing of the definitive agreement to purchase the common shares outstanding of the Borrower (the “Definitive Agreement”) and held as a deposit until five days before the Deferred Payment is due.

Repayment:	Facility will be converted into equity on closing of the Definitive Agreement at the same price as the price paid for the acquisition of the shares of Amaya Inc.

Interest:	Interest will be payable at a rate equal to the 8% per annum.

Security and Ranking:	The Facility will be structurally subordinated in ranking to existing Indebtedness. The Facility will be unsecured.

Governing Law:	The Laws of the Province of Ontario

6 | Page

If the above terms and conditions meet with your approval, please indicate your acceptance by signing in the space indicated below and return this signed proposal letter the Lender at the above address on or before             , 2016 Upon receipt of same the Lender will forward drafts of the applicable agreements to the Borrower for review. For greater certainty, this term sheet is non-binding.

Sincerely,

Bidco

Per:

AGREED & ACCEPTED THIS             DAY OF             , 2016

Per:

7 | Page